

Mail Stop 3561

July 29, 2008

Edward Zimmerman, Jr.
Chief Executive Officer
EZJR, Inc.
3415 Ocatillo Mesa Way
North Las Vegas, NV 89031

> **Re: EZJR, Inc.**
> **Amendment No. 1 to**
> **Form 10-KSB**
> **Filed July 22, 2008**
> **File No. 000-51861**

Dear Mr. Zimmerman:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

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1. We note your revised Form 10-K and response to prior comment one, however it does not appear that you have disclosed your conclusion as required by Item 308T(a)(3) of Regulation S-B. Please amend your filing to provide management's conclusion as to the effectiveness of your internal control over financial reporting.

2. We note your response to comment three of our letter dated July 21, 2008. Please revise the certification in Exhibit 31.1 to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation SB. Your certification does not state that you are responsible for establishing and maintaining internal control over financial reporting. See Item 601(b)(31) of Regulation SB.

3. We note that your discussion of disclosure controls and procedures includes language that "A control system cannot provide absolute assurance, however, that the objectives of the control systems are met, and no evaluation of controls can

provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected." Please clarify that the disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and set forth, if true, the conclusions of the principal executive and principal financial officers that the controls and procedures are, in fact, effective at the "reasonable assurance" level.

For more information please see the Commission's release *Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports* (Securities Act Release No. 8238/Exchange Act Release No. 47986/Investment Company Act Release No. 26068). You can find this release at http://www.sec.gov/rules/final/33-8238.htm.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

You may contact Dana Brown at (202) 551-3859 or me at (202) 551-3536 if you have questions regarding these comments.

Sincerely,

James Lopez
Legal Branch Chief

cc: EZJR, Inc.
        Fax: (702) 221-1963